Exhibit 23.9


ALEX SHESHUNOFF & CO. INVESTMENT BANKING





                                   August 29, 1996




Board of Directors
First Monco Bancshares, Inc.
129 Hines Street
Monroeville, Alabama 36400



Dear Members of the Board:

We hereby consent to the inclusion of our fairness opinion with respect to the merger of First Monco Bancshares, Inc., Monroeville, Alabama, with South Alabama Bancorp, Inc., Mobile, Alabama in the Form S-4 and amendments thereto associated with the transaction as filed with the Securities and Exchange Commission. In addition, we consent to the references to our name and the summary description of the services we provided and analyses performed by our firm in the Form S-4 and amendments thereto.

Sincerely,

Alex Sheshunoff & Co. Investment Banking

ALEX SHESHUNOFF & CO.
INVESTMENT BANKING



Suite 700
301 Congress Avenue
Austin, Texas 78701
Fax 512-472-8953
Telephone 512-479-8200